Exhibit 99.6

Consent of Independent Auditor

We hereby consent to the incorporation by reference in this Registration Statement on Form S-8 (File No. 333-252631) of West Fraser Timber Co. Ltd. of our report dated February 11, 2021 relating to the consolidated financial statements of West Fraser Timber Co. Ltd., which is filed as Exhibit 99.3 to the Report on Form 6-K furnished to the Securities and Exchange Commission on February 11, 2021. We also consent to the reference to us under the heading “Experts” in the Annual Information Form of West Fraser Timber Co. Ltd., which is filed as Exhibit 99.1 to the Report on Form 6-K referenced above, which is also incorporated by reference in this Registration Statement on Form S-8.

/s/ PricewaterhouseCoopers LLP

Chartered Professional Accountants

Vancouver, British Columbia, Canada

February 11, 2021

PricewaterhouseCoopers LLP

PricewaterhouseCoopers Place, 250 Howe Street, Suite 1400, Vancouver, British Columbia, Canada V6C 3S7

T: +1 604 806 7000, F: +1 604 806 7806, www.pwc.com/ca

“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.